Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Future FinTech Group Inc. (the “Company”, “we”, “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) which consists of common stock, $0.001 par value per share (the “Common Stock”). The following is a summary of our capital stock and certain provisions of our certificate of incorporation and bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Second Amended and Restated Articles of Incorporation, as amended (“Articles of Incorporation”), our Amended and Restated Bylaws (“Bylaws”), and applicable provisions of the Florida Business Corporation Act (the “FCBA”).

April 11, 2025, our authorized capital stock consists of 6,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. Currently, we have no other authorized classes of stock as of April 11, 2025.

DESCRIPTION OF COMMON STOCK

As of April 11, 2025, there were 3,050,770 shares of our Common Stock outstanding, held by approximately 47 stockholders of record. As of April 11, 2025, there were outstanding warrants to purchase 42,108 shares of common stock of the Company.

 Our Common Stock is currently traded on The NASDAQ Capital Market under the symbol “FTFT”. The transfer agent and registrar for our common stock is TranShare Securities Transfer and Registrar.

Holders of shares of our Common Stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Except if a greater plurality is required by the express requirements of law or our Articles of Incorporation, the affirmative vote of a majority of the shares of voting stock represented at a meeting of shareholders at which there shall be a quorum present shall be required to authorize all matters to be voted upon by our shareholders. According to our charter documents, holders of our Common Stock do not have preemptive rights and are not entitled to cumulative voting rights.  There are no conversion or redemption rights or sinking funds provided for our shareholders.  Shares of our Common Stock share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from funds legally available for distribution as dividends.  In the event of our liquidation, dissolution or winding up, the holders of our Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.  All of the outstanding shares of our Common Stock are fully paid and non-assessable.

Anti-Takeover Effects of Certain Provisions of Florida Law

As a Florida corporation, we are also subject to certain provisions of the FCBA that have anti-takeover effects and may inhibit a non-negotiated merger or other business combination. Our Articles of Incorporation and Bylaws also contain other provisions which could have anti-takeover effects. These provisions include, without limitation, the authority of our Board of Directors to issue additional shares of preferred stock and to fix the relative rights and preferences of the preferred stock without the need for any shareholder vote or approval, as discussed above, and advance notice procedures to be complied with by our shareholders in order to make shareholder proposals or nominate directors.

In addition, the FBCA prohibits the voting of shares in an “issuing public corporation” that are acquired in a “control share acquisition” unless the board of directors of the corporation approves the control share acquisition before the acquisition or the holders of a majority of the corporation’s voting shares (excluding shares held by officers of the corporation, inside directors of the corporation or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. An “issuing public corporation” is a corporation that has (i) 100 or more shareholders, (ii) its principal place of business, its principal office or substantial assets in Florida and (iii) either more than 10% of its shareholders residing in Florida, more than 10% of its shares owned by Florida residents or 1,000 shareholders residing in Florida “Control shares” are defined in the FBCA as shares acquired by a person, either directly or indirectly, that when added to all other shares of the issuing corporation owned by that person, would entitle that person to exercise, either directly or indirectly, voting power in the election of directors within any of the following ranges: (i) 20% or more but less than 33% of all voting power of the corporation’s voting securities; (ii) 33% or more but less than a majority of all voting power of the corporation’s voting securities; or (iii) a majority or more of all of the voting power of the corporation’s voting securities. These provisions do not apply to shares acquired under, among other things, an agreement or plan of merger or share exchange effected in compliance with the relevant provisions of the FBCA and to which the corporation is a party, or an acquisition of shares previously approved by the board of directors of the corporation.

The FBCA also prohibits a publicly held Florida corporation from engaging in a number of mergers, consolidations, dispositions of assets, or other business combinations or extraordinary corporate transactions (each such transaction, an “affiliated transaction”) with an “interested shareholder” for a period of three years following the time that such shareholder became an interested shareholder unless: (x) prior to such shareholder becoming an interested shareholder, the board of directors of the corporation approved either the affiliated transaction or the transaction which resulted in the shareholder becoming an interested shareholder; (y) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85 percent of the outstanding voting shares of the corporation (other than shares held by directors who are also officers and certain employee benefit plans); or (z) the affiliated transaction is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two thirds of the outstanding voting shares which are not owned by the interested shareholder. An “interested shareholder” is any person who, together with such person’s affiliates and associates, beneficially owns 15% or more of the outstanding voting stock of a corporation. The above approval is not required if (i) a majority of the disinterested directors has approved the affiliated transaction, (ii) the corporation has not had more than 300 shareholders of record at any time during the three years preceding the date of the transaction’s announcement, (iii) the interested shareholder has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least three years preceding the date of the transaction’s announcement, (iv) the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors, (v) the corporation is an investment company registered under the Investment Company Act of 1940, or (vi) the consideration that holders of each class or series of stock of the corporation will receive in the affiliated transaction meets certain minimum levels determined by a formula under the FBCA.